VNU NV

ADR file nr. 82-2876

nielsen

The Nielsen Company
770 Broadway
New York, NY 10003
www.nielsen.com

News Release

PRESS CONTACT:
Gary Holmes: 646-654-8975

NIELSEN INTRODUCES FIRST SUITE OF NIELSENCONNECT SERVICES

New "Start With the Consumer" Initiatives Integrate Information across the Company

May 14, 2007, New York City -- The Nielsen Company today introduced the first suite of innovative, company-wide services from NielsenConnect, the company's cross-discipline initiative that brings together Nielsen's unparalleled intelligence-gathering, information and insight capabilities to help clients better understand consumers and anticipate trends.

Nielsen's information assets represent the premiere collection of media and marketing information, which includes consumer purchase information, store data, online measurement, modeling assets, geo-demographic data, television ratings, outdoor ratings, as well as movie, book, video and radio data. NielsenConnect, under the leadership of industry veteran Jon Mandel, integrates this information from dozens of services that collect, analyze and report on consumer patterns and usage around the world. NielsenConnect's initial services include:

- NielsenCombine
- NielsenConnections
- NielsenHealth
- NielsenTrend
- NielsenLinx
- Nielsen In-Store

"As a company, Nielsen knows more about consumer behavior than anyone else," said Jon Mandel, chief executive officer of NielsenConnect. "NielsenConnect is bringing together a remarkable assortment of research services, consumer-behavior databases and insights to help clients look forward and understand the trends that will affect their business. By connecting this information, we're able to offer marketers powerful tools and insights that are unique to the marketplace and will help them grow their businesses."

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nielsen

Six New Services Deliver Clear, Actionable Insights

NielsenConnect's six services include:

- <u>NielsenCombine</u>

  NielsenCombine is a consumer insight service that integrates data sets to create a deeper understanding of consumer behavior. This service connects information from multiple sources – including Nielsen data as well as external research – to capture the complex dynamics underlying people's consumption patterns and attitudes. For example, NielsenCombine can integrate a client's database with Nielsen's National People Meter data to shed light on the relationship between purchasing decisions and television viewing.

  NielsenCombine is a highly flexible service. Any number or type of data sets can be integrated using a variety of methodologies, including direct matching of respondents, segmentation matching, data fusion and probability models.

  NielsenCombine will be managed by Pete Doe, Vice President, Analytics and Modeling. Doe is a leading authority on audience measurement, with twenty years experience in statistical modeling and data integration techniques, particularly data fusion, and has published papers and lectured on the subject.

- <u>NielsenConnections</u>

  The primary goal of NielsenConnections is to evaluate the consumer's activity across media by product usage.

  The service starts with a core of the National People Meter sample which will be used to inform data integration across multiple databases. These databases are from the vast array of Nielsen panels and extend to external research including, most importantly, client proprietary research. In this way, NielsenConnections will harness the power of Nielsen to drive individual client success.

  For example, fusing the hub survey with magazine and newspaper readership data and financial services market research would help a financial institution decide how best to allocate its marketing dollars among various media to reach target customers most effectively.

  Nielsen Connections is led by Howard Shimmel and Brian Fuhrer. Shimmel was previously SVP, Client Insights, at Nielsen Media Research, and is a 28-year media and marketing research veteran, with client-side experience at MTV Networks and AOL. Brian Fuhrer is VP, Program Manager at Nielsen Media Research. Fuhrer has more than 20 years of experience in media research and product development at the company.

Six New Services Deliver Clear, Actionable Insights

NielsenConnect's six services include:

- NielsenCombine

  NielsenCombine is a consumer insight service that integrates data sets to create a deeper understanding of consumer behavior. This service connects information from multiple sources – including Nielsen data as well as external research – to capture the complex dynamics underlying people's consumption patterns and attitudes. For example, NielsenCombine can integrate a client's database with Nielsen's National People Meter data to shed light on the relationship between purchasing decisions and television viewing.

  NielsenCombine is a highly flexible service. Any number or type of data sets can be integrated using a variety of methodologies, including direct matching of respondents, segmentation matching, data fusion and probability models.

  NielsenCombine will be managed by Pete Doe, Vice President, Analytics and Modeling. Doe is a leading authority on audience measurement, with twenty years experience in statistical modeling and data integration techniques, particularly data fusion, and has published papers and lectured on the subject.

- NielsenConnections

  The primary goal of NielsenConnections is to evaluate the consumer's activity across media by product usage.

  The service starts with a core of the National People Meter sample which will be used to inform data integration across multiple databases. These databases are from the vast array of Nielsen panels and extend to external research including, most importantly, client proprietary research. In this way, NielsenConnections will harness the power of Nielsen to drive individual client success.

  For example, fusing the hub survey with magazine and newspaper readership data and financial services market research would help a financial institution decide how best to allocate its marketing dollars among various media to reach target customers most effectively.

  Nielsen Connections is led by Howard Shimmel and Brian Fuhrer. Shimmel was previously SVP, Client Insights, at Nielsen Media Research, and is a 28-year media and marketing research veteran, with client-side experience at MTV Networks and AOL. Brian Fuhrer is VP, Program Manager at Nielsen Media Research. Fuhrer has more than 20 years of experience in media research and product development at the company.

Karen Benezra, most recently editor of Brandweek, will lead NielsenTrend as executive director. A keen observer of marketing and consumer behavior, she was previously national news editor at *Adweek* and a business reporter for Gannett Newspapers. Benezra has a deep understanding of the forces shaping the marketing and media business today and frequently comments on advertising, brand identity, pop culture and media topics.

- <u>NielsenLinx</u>

NielsenLinx will help marketers, retailers, media and advertising agencies organize and manage their data on brands, locations and media more effectively.

NielsenLinx is a Master Data Management (MDM) solution that will provide a source of clean and coded reference content for critical transaction and reporting systems that drive the business. NielsenLinx will expand its coverage to media, brand and global applications based on the success of TDLinx, the industry-accepted standard for location information management. It will be sourced world-wide from existing repositories across the Nielsen enterprise.

As a metadata infrastructure solution, NielsenLinx will provide a syndicated framework for database maintenance, aggregated reporting, data integration and electronic communication. The initial value of this service will enable information technology departments to simplify data models, clean up naming conventions, update hierarchical relationships, apply consistent classifications and integrate disparate sources of internal and external data.

NielsenLinx will help solve common data integrity issues. For example, a client with multiple business units could use NielsenLinx to ensure that all of its media planning activity is organized and aligned consistently. NielsenLinx, deployed as a common language for marketing, will enable clients to share data more efficiently with their trading partners.

NielsenLinx is being developed by Scott Taylor, formerly General Manager of TDLinx, where he successfully led that brand's expansion from its inception. Taylor has more than twenty years of experience providing information and trade solutions to the consumer packaged goods world.

- <u>Nielsen In-Store</u>

This global measurement service is designed to help marketing professionals better understand how to reach and influence consumers in retail environments. In-Store measures consumer exposure to a fast-growing and powerful array of in-store marketing vehicles, including television and radio, at-shelf ads, digital signage and other point-of-purchase displays. Collectively, these in-store marketing approaches stand as the sixth largest advertising vehicle in the U.S., with $18.6 billion in spending in 2005,, according to a study by Veronis Suhler Stevenson Partners. Developed in partnership with the In-Store Marketing Institute, this innovative service

allows clients to measure the impact of in-store marketing and assess its value in comparison with other media and marketing options.

The new service builds on a groundbreaking development effort called P.R.I.S.M. (Pioneering Research for an In-Store Metric) conducted in early 2006 by a consortium of retailers, manufacturers and the In-Store Marketing Institute. The P.R.I.S.M. Project created a new approach to in-store research that provides the retail industry with a common language to measure in-store consumer reach. Nielsen responded quickly; In-Store began in-store measurement 112 days after the initial P.R.I.S.M. consortium gave its official approval. In-Store will begin its global expansion this summer.

George Wishart is the Global Managing Director of Nielsen In-Store. Wishart joined The Nielsen Company in 1999 to lead its retail geo-demographic business. He has extensive marketing and advertising experience, including 11 years with Kraft Foods, a number of years with various leading advertising agencies and most recently, President of Nielsen's IMS business.

About The Nielsen Company

The Nielsen Company is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (Billboard, The Hollywood Reporter, Adweek), trade shows and the newspaper sector (Scarborough Research). The privately held company has more than 41,000 employees and is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA.

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